PRESS RELEASE

GOLDCORP PURCHASES MORE SHARES IN WHITE KNIGHT RESOURCES LTD.

Toronto, June 18, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) announced today that it has purchased an additional 624,000 common shares of White Knight Resources Ltd ("White Knight"). Goldcorp currently holds 4,681,705 common shares and 1,764,705 warrants of White Knight. Each warrant entitles the holder to purchase one additional common share of White Knight at a price of Cdn$1.25 per warrant.

Goldcorp now owns 13.23% of the outstanding common shares of White Knight on a partially diluted basis. These shares were purchased for investment purposes.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is better than Money, Goldcorp is Gold!

For further information, please contact:	Corporate Office:

Ian J. Ball	145 King Street West
Investor Relations	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Toll Free: (800) 813-1412	M5H 1J8
Fax: (416) 361-5741	website: www.goldcorp.com
e-mail: info@goldcorp.com